April 9, 2021

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ryan Sutcliffe, Esq.

Re:       Mutual Fund Series Trust, File No. 333-253447

Dear Mr. Sutcliffe:

On behalf of Mutual Fund Series Trust (the “Trust”), a registered investment company, we hereby submit, via electronic filing, an amended prospectus/information statement under the Securities Act of 1933, as amended, on Form N-14. The amended prospectus/information statement is filed in connection with the planned reorganization of the Catalyst Small Cap Insider Buying Fund, a series of the Trust, into the Catalyst Insider Buying Fund, also a series of the Trust.

If you have any questions, please contact JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng